Writer’s Direct Number	Writer’s E-mail Address

212.756.2376                                                                                                                                                             eleazer.klein@srz.com

August 31, 2015

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:	Ethan Allen Interiors Inc. (“Ethan Allen” or the “Company”) Soliciting Materials filed pursuant to Rule 14a-12 on August 14, 2015 Filed by Sandell Asset Management Corp. et. al. File No. 001-11692

Dear Mr. Duchovny:

On behalf of Sandell Asset Management Corp. and certain of its affiliates (collectively, the “Filing Persons”), we are responding to your letter dated August 24, 2014 (the “SEC Comment Letter”) with respect to the Soliciting Materials filed by the Filing Parties under the cover of Schedule 14A pursuant to Rule 14a-12 on August 14, 2015 (the “Press Release”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Soliciting Materials filed August 14, 2015

1.	We note your disclosure that you believe the intrinsic value of the company’s common stock is $41 per share. The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Valuation information must therefore be accompanied by disclosure which facilitates securityholders’ understanding of the basis for and limitations of the valuation information. Please provide us support for your assertion. Also, if you choose to continue using similar language in your soliciting materials, you must include supporting disclosure of the kind described in Exchange Act Release No. 16833 (May 23, 1980). In addition, supplementally explain why your valuation is not so qualified and subject to such material limitations and qualifications as to make its inclusion unreasonable.++

Daniel F. Duchovny

August 31, 2015

As requested in your comments, the Filing Persons are hereby providing in Exhibit A supplemental support for the valuation price included in the Press Release. The Filing Persons respectfully note that the Press Release stated that the basis for such a price was their belief in the valuations that could be achieved either through a sale of the Company to a third party or pursuant to a recapitalization and monetization of real estate. The Filing Persons believe that such qualifications and the express statement in the Press Release that this valuation was the Filing Persons’ “belief” based on its analysis make the inclusion of the valuation reasonable. To facilitate the Staff’s understanding of the assertion in the Press Release, set forth on Exhibit A is the complete valuation model used by the Filing Persons. Although the Filing Persons believe the inclusion of the valuation was reasonable in the Press Release, the Filing Persons hereby affirm that should they use similar language in future soliciting materials, they will provide additional information as to the basis and assumptions used for such valuations in such soliciting materials in an effort to facilitate securityholders’ understanding of any valuations.

2.	We note your belief that the company’s initial setting of a date for its annual meeting was made “to catch shareholders unaware” and that it was “an apparent under-handed attempt to subvert the nomination process.” Note that you must avoid issuing statements that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Provide us supplementally, or disclose, the factual foundation for your assertion. In this regard, note that the factual foundation for such assertion must be reasonable. Refer to Rule 14a-9.++

In response to your comments, the Filing Persons respectfully note that the Company irregularly advanced its annual meeting by a month and therefore accelerated and shortened, from thirty days to just 10 days, its window for nominations pursuant to the advance notice requirements set forth in the Company’s Bylaws. As noted in the Press Release, the Company stated in its proxy statement in connection with its 2014 annual meeting of shareholders (the “Proxy Statement”) that it expected to hold its 2015 annual meeting of shareholders (the “2015 Annual Meeting”) on November 17, 2015. After representatives of the Filing Persons contacted the Company to discuss potential value-increasing opportunities, however, the Company accelerated the date of the 2015 Annual Meeting and, instead of publicizing this unexpected change, the Company buried its initial disclosure of the date of the 2015 Annual Meeting on page 62 of the Company’s Annual Report on Form 10-K filed on August 11, 2015 (the “10-K”). The Company did not otherwise put out any announcement or file a Form 8-K to ensure that its shareholders were aware of the change. Although the 2015 Annual Meeting was referenced three times in the 10-K, including on the cover page, it was not until page 62 that the Company actually referenced the new date. In addition, the 10-K did not even allude to the fact that the chosen date was inconsistent with what was specified in the Proxy Statement, and did not disclose the accelerated and shortened nomination window. The Filing Persons note that following the attention the Press Release brought upon the Company’s conduct, the Company reversed course and rescheduled the 2015 Annual

Daniel F. Duchovny

August 31, 2015

Meeting. For such reasons (as discussed in the Press Release), the Filing Persons had a reasonable basis to make such statements.

3. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. We note the following examples that must be supported:

•	that the company’s properties are worth approximately $450 million;++

In response to your comment, the Filing Persons are hereby providing in Exhibit B supplemental support for such statement.

•	that “based upon input from numerous finance and real estate experts that there are many interested parties and several ways to help the Company unlock this value, ranging from a series of sale-leaseback transactions to the creation of a tax- efficient REIT through an OpCo-PropCo structure”;

In response to your comment, the Filing Persons hereby represent that they have had private conversations with a number of individuals, including finance and real estate experts and representatives of multiple private equity firms, during their investigation of the Company’s financial situation, providing a reasonable basis for such statement. In such conversations, such experts have expressed their concurrence with the Filing Persons’ belief that the Company can improve its financial performance by undertaking the referenced actions.

•	that the company’s “astonishingly unsophisticated fiscal policy…is at odds with the fundamental precepts of modern corporate finance”;

In response to your comment, the Filing Persons note that the Press Release discusses the Company’s total shareholder returns as compared to its proxy peers, the S&P 500 and Russell 2000, and that the Company has underperformed its proxy peers for each of the 1-, 3-, 5-, and 10-year periods, while underperforming the market for each of the 3-, 5-, and 10-year periods, with 10-year underperformance versus its peers at 119%. In spite of its inferior performance, the Company also has negative net debt, as discussed in the Press Release. The Filing Persons believe that the precepts of modern corporate finance would hold that a company whose stock is undervalued in the marketplace and which has excess cash and substantial borrowing capacity should have a more leveraged balance sheet and should return capital to shareholders.

•	that, under your first path to enhance shareholder value, net debt of 2.5x Pro- Forma EBITDA is reasonable;

Daniel F. Duchovny

August 31, 2015

In response to your comment, the Filing Persons note that the average net debt to EBITDA ratio for companies in the S&P500 for which CapitalIQ had calculated a ratio (shown on Exhibit C) is 6.6, while the median ratio is 2.5. The Filing Persons believe that a net debt to EBITDA ratio equivalent to the median ratio for the S&P500 is reasonable, if not conservative.

•	that “[s]hould Ethan Allen instead seek to pursue a sale to a private equity firm, we have no doubt that there would be a ‘line out the door’ of interested parties seeking to acquire the Company. Indeed, we are aware of multiple private equity professionals who have expressed interest in pursuing an acquisition of Ethan Allen”; and,

In response to your comment, the Filing Persons note that they have been in contact with representatives of multiple private equity firms capable of buying the Company and such representatives have expressed interest in an opportunity to acquire the Company.

•	your apparent suggestion that the company may be valued by potential acquirors at $38 or $41 per share.

In response to your comments, the Filing Persons respectfully refer the Staff to the response set forth above in section 1.

* * *

The Filing Persons hereby confirm that they will continue to disclose the factual basis for similar statements in the future. In closing, attached to this response letter, please find a signed statement by the Filing Persons with the representations contained in the SEC Comment Letter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

.

Each of the undersigned (each a “filing person”) hereby acknowledges that (i) the filing person is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: August 31, 2015

CASTLERIGG MASTER INVESTMENTS LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG INTERNATIONAL HOLDINGS LIMITED

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG OFFSHORE HOLDINGS, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT INTERMEDIATE FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

CASTLERIGG ACTIVE INVESTMENT MASTER FUND, LTD.

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

ALTMFX TRUST, an open-end, management investment company, acting for and on behalf of Castlerigg Equity Event and Arbitrage Fund

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

PULTENEY STREET PARTNERS, LP

By:	Sandell Asset Management Corp., as Investment Manager

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

SANDELL ASSET MANAGEMENT CORP.

By:	/s/ Thomas E. Sandell
Name:	Thomas E. Sandell
Title:	Chief Executive Officer

/s/ Thomas E. Sandell
Thomas E. Sandell

EXHIBIT A

(Dollars in Millions (except for per share values))

[Continued on next page]

EXHIBIT B

	Number		Individual Detail		Annual Add'l Rent*	Cap Rate	Value
Wholly-Owned Retail Stores	53		$314	K per Yr	$16.6	6.6%	$251.0
Ground-Leased Retail Stores	17		$157	K per Yr	2.7	7.6%	34.9
Corporate Headquarters	144	K Sq Ft	$15.09	per Sq Ft	2.2	6.6%	32.8
Ethan Allen Hotel and Conference Center	200	Rooms @	$81	K per Room			16.1
Manufacturing Facilities	2.8	MM Sq Ft	$3.26	per Sq Ft	9.3	8.2%	113.3
			Total Value		$30.8		$448.1

*Annual additional rent was derived by backing into an annual number based on estimated values and mid-point cap rates as provided by a commercial real estate services firm.

EXHIBIT C

Company Name	Net Debt [LTM]
3M Company (NYSE:MMM)	0.7
Abbott Laboratories (NYSE:ABT)	0.7
AbbVie Inc. (NYSE:ABBV)	3.2
ACE Limited (NYSE:ACE)	1.8
Advance Auto Parts Inc. (NYSE:AAP)	1.3
Aetna Inc. (NYSE:AET)	1.5
Affiliated Managers Group Inc. (NYSE:AMG)	1.2
Aflac Incorporated (NYSE:AFL)	0.8
AGL Resources Inc. (NYSE:GAS)	12.1
Air Products & Chemicals Inc. (NYSE:APD)	4.9
Airgas, Inc. (NYSE:ARG)	5.3
Alcoa Inc. (NYSE:AA)	3.0
Alexion Pharmaceuticals, Inc. (NasdaqGS:ALXN)	3.2
Allegion Plc (NYSE:ALLE)	2.7
Allergan plc (NYSE:AGN)	6.1
Alliance Data Systems Corporation (NYSE:ADS)	9.6
Altria Group Inc. (NYSE:MO)	1.5
Amazon.com Inc. (NasdaqGS:AMZN)	3.5
Ameren Corporation (NYSE:AEE)	28.7
American Airlines Group Inc. (NasdaqGS:AAL)	4.5
American Electric Power Co., Inc. (NYSE:AEP)	31.9
American International Group, Inc. (NYSE:AIG)	1.6
American Tower Corporation (NYSE:AMT)	5.9
Ameriprise Financial, Inc. (NYSE:AMP)	1.9
AmerisourceBergen Corporation (NYSE:ABC)	0.9
Ametek Inc. (NYSE:AME)	1.4
Amgen Inc. (NasdaqGS:AMGN)	0.2
Amphenol Corporation (NYSE:APH)	1.3
Anthem, Inc. (NYSE:ANTM)	2.8
Aon plc (NYSE:AON)	2.4
Apartment Investment and Management Company (NYSE:AIV)	21.0
Apple Inc. (NasdaqGS:AAPL)	0.3
Archer-Daniels-Midland Company (NYSE:ADM)	2.1
AT&T, Inc. (NYSE:T)	7.9
AutoNation, Inc. (NYSE:AN)	7.3
AutoZone, Inc. (NYSE:AZO)	2.6
Avago Technologies Limited (NasdaqGS:AVGO)	1.3
Avalonbay Communities Inc. (NYSE:AVB)	5.2
Avery Dennison Corporation (NYSE:AVY)	1.6
Baker Hughes Incorporated (NYSE:BHI)	1.1
Ball Corporation (NYSE:BLL)	4.9
Baxalta Incorporated (NYSE:BXLT)	3.0
Baxter International Inc. (NYSE:BAX)	3.8
Becton, Dickinson and Company (NYSE:BDX)	6.5
Bed Bath & Beyond Inc. (NasdaqGS:BBBY)	0.6
Berkshire Hathaway Inc. (NYSE:BRK.A)	1.0
BorgWarner Inc. (NYSE:BWA)	0.9
Boston Properties Inc. (NYSE:BXP)	5.8
Boston Scientific Corporation (NYSE:BSX)	2.8
Bristol-Myers Squibb Company (NYSE:BMY)	0.5
Brown-Forman Corporation (NYSE:BF.B)	1.0
Cablevision Systems Corporation (NYSE:CVC)	9.3
Cameron International Corporation (NYSE:CAM)	0.8
Campbell Soup Company (NYSE:CPB)	3.2
Cardinal Health, Inc. (NYSE:CAH)	0.4
CarMax Inc. (NYSE:KMX)	11.4
Carnival Corporation (NYSE:CCL)	11.0
Caterpillar Inc. (NYSE:CAT)	6.1
CBRE Group, Inc. (NYSE:CBG)	2.2
CBS Corporation (NYSE:CBS)	2.7
Celgene Corporation (NasdaqGS:CELG)	0.0
CenterPoint Energy, Inc. (NYSE:CNP)	17.7
CenturyLink, Inc. (NYSE:CTL)	5.4
Cerner Corporation (NasdaqGS:CERN)	0.1
CH Robinson Worldwide Inc. (NasdaqGS:CHRW)	1.2
Cigna Corp. (NYSE:CI)	0.9
Cincinnati Financial Corp. (NasdaqGS:CINF)	0.4
Cintas Corporation (NasdaqGS:CTAS)	1.4
Citrix Systems, Inc. (NasdaqGS:CTXS)	0.8
CME Group Inc. (NasdaqGS:CME)	0.5
C-1

CMS Energy Corp. (NYSE:CMS)	41.6
Coca-Cola Enterprises Inc. (NYSE:CCE)	4.3
Colgate-Palmolive Co. (NYSE:CL)	1.4
Comcast Corporation (NasdaqGS:CMCS.A)	2.8
Computer Sciences Corporation (NYSE:CSC)	0.6
ConAgra Foods, Inc. (NYSE:CAG)	4.7
Consolidated Edison, Inc. (NYSE:ED)	36.5
Constellation Brands Inc. (NYSE:STZ)	6.4
CR Bard Inc. (NYSE:BCR)	0.3
Crown Castle International Corp. (NYSE:CCI)	9.1
CSX Corp. (NYSE:CSX)	4.2
CVS Health Corporation (NYSE:CVS)	1.3
Darden Restaurants, Inc. (NYSE:DRI)	2.0
DaVita HealthCare Partners Inc. (NYSE:DVA)	4.2
Deere & Company (NYSE:DE)	16.6
Delphi Automotive PLC (NYSE:DLPH)	0.9
Delta Air Lines, Inc. (NYSE:DAL)	1.2
DENTSPLY International Inc. (NasdaqGS:XRAY)	1.9
Devon Energy Corporation (NYSE:DVN)	1.6
Discovery Communications, Inc. (NasdaqGS:DISC.A)	2.9
Dollar General Corporation (NYSE:DG)	1.5
Dollar Tree, Inc. (NasdaqGS:DLTR)	7.2
Dover Corporation (NYSE:DOV)	1.6
DR Horton Inc. (NYSE:DHI)	3.0
Dr Pepper Snapple Group, Inc. (NYSE:DPS)	1.9
DTE Energy Company (NYSE:DTE)	15.7
Duke Energy Corporation (NYSE:DUK)	14.7
Dun & Bradstreet Corp. (NYSE:DNB)	3.9
E. I. du Pont de Nemours and Company (NYSE:DD)	2.1
Eastman Chemical Co. (NYSE:EMN)	4.4
Eaton Corporation plc (NYSE:ETN)	2.9
Ecolab Inc. (NYSE:ECL)	3.2
Edison International (NYSE:EIX)	60.1
Eli Lilly and Company (NYSE:LLY)	1.0
Emerson Electric Co. (NYSE:EMR)	1.1
Endo International plc (NasdaqGS:ENDP)	4.4
Ensco plc (NYSE:ESV)	8.2
Entergy Corporation (NYSE:ETR)	11.5
EOG Resources, Inc. (NYSE:EOG)	79.3
Equifax Inc. (NYSE:EFX)	1.8
Equinix, Inc. (NasdaqGS:EQIX)	4.1
Equity Residential (NYSE:EQR)	6.2
Essex Property Trust Inc. (NYSE:ESS)	7.1
Eversource Energy (NYSE:ES)	12.0
Exelon Corporation (NYSE:EXC)	14.4
Express Scripts Holding Company (NasdaqGS:ESRX)	2.5
Exxon Mobil Corporation (NYSE:XOM)	2.4
Fastenal Company (NasdaqGS:FAST)	0.3
FedEx Corporation (NYSE:FDX)	1.3
Fidelity National Information Services, Inc. (NYSE:FIS)	3.2
Fiserv, Inc. (NasdaqGS:FISV)	3.0
Flowserve Corp. (NYSE:FLS)	2.1
FMC Corp. (NYSE:FMC)	3.0
FMC Technologies, Inc. (NYSE:FTI)	0.8
Ford Motor Co. (NYSE:F)	24.7
Fossil Group, Inc. (NasdaqGS:FOSL)	0.8
Frontier Communications Corporation (NasdaqGS:FTR)	5.9
General Electric Company (NYSE:GE)	20.2
General Growth Properties, Inc (NYSE:GGP)	7.6
General Mills, Inc. (NYSE:GIS)	3.5
Genuine Parts Company (NYSE:GPC)	0.5
Genworth Financial, Inc. (NYSE:GNW)	208.3
Gilead Sciences Inc. (NasdaqGS:GILD)	0.2
Halliburton Company (NYSE:HAL)	1.7
Hanesbrands Inc. (NYSE:HBI)	2.8
Harley-Davidson, Inc. (NYSE:HOG)	4.7
Harman International Industries, Incorporated (NYSE:HAR)	0.9
Harris Corporation (NYSE:HRS)	5.9
Hasbro Inc. (NasdaqGS:HAS)	1.2
HCA Holdings, Inc. (NYSE:HCA)	5.4
HCP, Inc. (NYSE:HCP)	6.2
Health Care REIT, Inc. (NYSE:HCN)	6.4
Henry Schein, Inc. (NasdaqGS:HSIC)	0.8
Hewlett-Packard Company (NYSE:HPQ)	0.9
Hospira Inc. (NYSE:HSP)	1.9
C-2

Host Hotels & Resorts, Inc. (NYSE:HST)	4.1
Humana Inc. (NYSE:HUM)	1.1
Illinois Tool Works Inc. (NYSE:ITW)	1.7
Ingersoll-Rand Plc (NYSE:IR)	2.5
Intercontinental Exchange, Inc. (NYSE:ICE)	1.4
International Business Machines Corporation (NYSE:IBM)	1.6
International Flavors & Fragrances Inc. (NYSE:IFF)	1.1
International Paper Company (NYSE:IP)	4.2
Invesco Ltd. (NYSE:IVZ)	3.8
Iron Mountain Incorporated (NYSE:IRM)	7.8
Jacobs Engineering Group Inc. (NYSE:JEC)	0.2
JB Hunt Transport Services Inc. (NasdaqGS:JBHT)	3.5
Johnson Controls Inc. (NYSE:JCI)	3.3
Joy Global, Inc. (NYSE:JOY)	2.2
Juniper Networks, Inc. (NYSE:JNPR)	0.1
Kansas City Southern (NYSE:KSU)	8.1
Kellogg Company (NYSE:K)	6.8
Keurig Green Mountain, Inc. (NasdaqGS:GMCR)	0.5
Kimberly-Clark Corporation (NYSE:KMB)	2.2
Kimco Realty Corporation (NYSE:KIM)	7.7
Kinder Morgan, Inc. (NYSE:KMI)	17.1
KLA-Tencor Corporation (NasdaqGS:KLAC)	1.1
Kohl's Corp. (NYSE:KSS)	2.2
L Brands, Inc. (NYSE:LB)	1.7
L-3 Communications Holdings Inc. (NYSE:LLL)	3.6
Laboratory Corp. of America Holdings (NYSE:LH)	5.1
Legg Mason Inc. (NYSE:LM)	0.1
Leggett & Platt, Incorporated (NYSE:LEG)	2.0
Lennar Corporation (NYSE:LEN)	5.9
Leucadia National Corporation (NYSE:LUK)	0.4
Level 3 Communications, Inc. (NYSE:LVLT)	8.6
Lincoln National Corporation (NYSE:LNC)	1.8
Lockheed Martin Corporation (NYSE:LMT)	1.0
Lowe's Companies Inc. (NYSE:LOW)	1.8
LyondellBasell Industries N.V. (NYSE:LYB)	0.9
Macy's, Inc. (NYSE:M)	2.2
Mallinckrodt Public Limited Company (NYSE:MNK)	4.7
Marathon Petroleum Corporation (NYSE:MPC)	1.0
Marriott International, Inc. (NasdaqGS:MAR)	3.8
Marsh & McLennan Companies, Inc. (NYSE:MMC)	1.3
Martin Marietta Materials, Inc. (NYSE:MLM)	4.0
Masco Corporation (NYSE:MAS)	2.1
Mattel, Inc. (NasdaqGS:MAT)	2.7
McCormick & Company, Incorporated (NYSE:MKC)	2.4
McDonald's Corp. (NYSE:MCD)	2.1
McKesson Corporation (NYSE:MCK)	1.1
Mead Johnson Nutrition Company (NYSE:MJN)	0.0
Medtronic plc (NYSE:MDT)	3.0
Merck & Co. Inc. (NYSE:MRK)	1.2
MetLife, Inc. (NYSE:MET)	5.0
Microchip Technology Inc. (NasdaqGS:MCHP)	0.6
Micron Technology, Inc. (NasdaqGS:MU)	0.9
Mohawk Industries Inc. (NYSE:MHK)	4.7
Molson Coors Brewing Company (NYSE:TAP)	6.0
Mondelez International, Inc. (NasdaqGS:MDLZ)	5.2
Monsanto Company (NYSE:MON)	2.1
Moody's Corporation (NYSE:MCO)	0.7
Motorola Solutions, Inc. (NYSE:MSI)	0.3
Mylan N.V. (NasdaqGS:MYL)	4.0
National Oilwell Varco, Inc. (NYSE:NOV)	0.6
Newell Rubbermaid Inc. (NYSE:NWL)	3.4
Newfield Exploration Co. (NYSE:NFX)	29.7
Newmont Mining Corporation (NYSE:NEM)	1.6
NextEra Energy, Inc. (NYSE:NEE)	56.3
Nielsen N.V. (NYSE:NLSN)	5.3
Nordstrom Inc. (NYSE:JWN)	3.1
Norfolk Southern Corporation (NYSE:NSC)	4.2
Northrop Grumman Corporation (NYSE:NOC)	1.6
NRG Energy, Inc. (NYSE:NRG)	8.4
Nucor Corporation (NYSE:NUE)	1.7
Omnicom Group Inc. (NYSE:OMC)	1.6
C-3

O'Reilly Automotive Inc. (NasdaqGS:ORLY)	1.0
Owens-Illinois, Inc. (NYSE:OI)	6.2
PACCAR Inc. (NasdaqGS:PCAR)	4.9
Pall Corporation (NYSE:PLL)	0.1
Parker-Hannifin Corporation (NYSE:PH)	0.6
Patterson Companies, Inc. (NasdaqGS:PDCO)	4.1
Pentair plc (NYSE:PNR)	3.1
Pepco Holdings, Inc. (NYSE:POM)	175.2
Pepsico, Inc. (NYSE:PEP)	2.3
PerkinElmer Inc. (NYSE:PKI)	2.5
Perrigo Company Public Limited Company (NYSE:PRGO)	3.7
Pfizer Inc. (NYSE:PFE)	0.3
Philip Morris International, Inc. (NYSE:PM)	2.4
Phillips 66 (NYSE:PSX)	18.1
Pinnacle West Capital Corporation (NYSE:PNW)	15.6
Pitney Bowes Inc. (NYSE:PBI)	3.4
Plum Creek Timber Co. Inc. (NYSE:PCL)	8.2
PPG Industries, Inc. (NYSE:PPG)	1.7
PPL Corporation (NYSE:PPL)	25.8
Praxair Inc. (NYSE:PX)	4.4
Precision Castparts Corp. (NYSE:PCP)	1.8
Principal Financial Group Inc. (NYSE:PFG)	0.9
Progressive Corp. (NYSE:PGR)	1.2
Prologis, Inc. (NYSE:PLD)	10.5
Prudential Financial, Inc. (NYSE:PRU)	3.3
Public Service Enterprise Group Inc. (NYSE:PEG)	7.5
Public Storage (NYSE:PSA)	0.0
PulteGroup, Inc. (NYSE:PHM)	1.7
PVH Corp. (NYSE:PVH)	3.1
Quanta Services, Inc. (NYSE:PWR)	0.4
Quest Diagnostics Inc. (NYSE:DGX)	3.1
Raytheon Company (NYSE:RTN)	1.0
Realty Income Corporation (NYSE:O)	6.0
Republic Services, Inc. (NYSE:RSG)	5.0
Reynolds American Inc. (NYSE:RAI)	4.8
Rockwell Collins Inc. (NYSE:COL)	2.1
Roper Technologies, Inc. (NYSE:ROP)	1.6
SanDisk Corp. (NasdaqGS:SNDK)	0.3
SCANA Corp. (NYSE:SCG)	18.2
Schlumberger Limited (NYSE:SLB)	0.7
Scripps Networks Interactive, Inc. (NYSE:SNI)	1.9
Seagate Technology Public Limited Company (NasdaqGS:STX)	1.1
Sealed Air Corporation (NYSE:SEE)	4.2
Sempra Energy (NYSE:SRE)	148.8
Signet Jewelers Limited (NYSE:SIG)	2.3
Simon Property Group Inc. (NYSE:SPG)	7.7
SL Green Realty Corp. (NYSE:SLG)	8.8
Snap-on Incorporated (NYSE:SNA)	1.1
Southern Company (NYSE:SO)	108.9
Spectra Energy Corp. (NYSE:SE)	27.5
St. Jude Medical Inc. (NYSE:STJ)	1.8
Stanley Black & Decker, Inc. (NYSE:SWK)	2.5
Staples, Inc. (NasdaqGS:SPLS)	0.5
Starbucks Corporation (NasdaqGS:SBUX)	0.3
Starwood Hotels & Resorts Worldwide Inc. (NYSE:HOT)	1.9
Stericycle, Inc. (NasdaqGS:SRCL)	2.6
Sysco Corporation (NYSE:SYY)	1.2
Target Corp. (NYSE:TGT)	1.7
TE Connectivity Ltd. (NYSE:TEL)	1.5
TECO Energy, Inc. (NYSE:TE)	22.9
TEGNA Inc. (NYSE:TGNA)	3.1
Tenet Healthcare Corp. (NYSE:THC)	10.2
Tesoro Corporation (NYSE:TSO)	1.7
Texas Instruments Inc. (NasdaqGS:TXN)	0.3
Textron Inc. (NYSE:TXT)	2.7
The ADT Corporation (NYSE:ADT)	5.1
The AES Corporation (NYSE:AES)	11.3
The Allstate Corporation (NYSE:ALL)	1.0
The Chubb Corporation (NYSE:CB)	1.1
The Clorox Company (NYSE:CLX)	1.8
The Coca-Cola Company (NYSE:KO)	2.3
The Dow Chemical Company (NYSE:DOW)	3.0
The Estée Lauder Companies Inc. (NYSE:EL)	0.1
The Gap, Inc. (NYSE:GPS)	0.2
The Goodyear Tire & Rubber Company (NasdaqGS:GT)	3.1
The Hartford Financial Services Group, Inc. (NYSE:HIG)	2.1
The Hershey Company (NYSE:HSY)	1.5
The Home Depot, Inc. (NYSE:HD)	1.3
C-4

The Interpublic Group of Companies, Inc. (NYSE:IPG)	1.1
The J. M. Smucker Company (NYSE:SJM)	5.7
The Kraft Heinz Company (NasdaqGS:KHC)	5.7
The Kroger Co. (NYSE:KR)	4.6
The Macerich Company (NYSE:MAC)	8.7
The Mosaic Company (NYSE:MOS)	1.1
The Nasdaq OMX Group, Inc. (NasdaqGS:NDAQ)	2.1
The Priceline Group Inc. (NasdaqGS:PCLN)	0.7
The Procter & Gamble Company (NYSE:PG)	1.3
The Sherwin-Williams Company (NYSE:SHW)	1.6
The Travelers Companies, Inc. (NYSE:TRV)	1.0
The Walt Disney Company (NYSE:DIS)	1.0
The Western Union Company (NYSE:WU)	1.5
Thermo Fisher Scientific, Inc. (NYSE:TMO)	3.7
Tiffany & Co. (NYSE:TIF)	0.3
Time Warner Cable Inc. (NYSE:TWC)	6.5
Time Warner Inc. (NYSE:TWX)	2.8
Torchmark Corporation (NYSE:TMK)	1.6
Total System Services, Inc. (NYSE:TSS)	1.9
Transocean Ltd. (NYSE:RIG)	2.7
Twenty-First Century Fox, Inc. (NasdaqGS:FOXA)	1.8
Tyco International Ltd. (NYSE:TYC)	1.8
Tyson Foods, Inc. (NYSE:TSN)	3.5
Under Armour, Inc. (NYSE:UA)	2.7
Union Pacific Corporation (NYSE:UNP)	1.9
United Parcel Service, Inc. (NYSE:UPS)	1.2
United Rentals, Inc. (NYSE:URI)	15.3
United Technologies Corporation (NYSE:UTX)	1.6
UnitedHealth Group Incorporated (NYSE:UNH)	0.9
Universal Health Services Inc. (NYSE:UHS)	2.5
Unum Group (NYSE:UNM)	4.3
V.F. Corporation (NYSE:VFC)	1.1
Valero Energy Corporation (NYSE:VLO)	0.2
Ventas, Inc. (NYSE:VTR)	6.7
Verizon Communications Inc. (NYSE:VZ)	5.6
Viacom, Inc. (NasdaqGS:VIAB)	3.1
Vornado Realty Trust (NYSE:VNO)	7.2
Vulcan Materials Company (NYSE:VMC)	4.7
W.W. Grainger, Inc. (NYSE:GWW)	0.5
Walgreens Boots Alliance, Inc. (NasdaqGS:WBA)	2.2
Wal-Mart Stores Inc. (NYSE:WMT)	1.9
Waste Management, Inc. (NYSE:WM)	4.0
WEC Energy Group, Inc. (NYSE:WEC)	14.9
WestRock Company (NYSE:WRK)	2.4
Weyerhaeuser Co. (NYSE:WY)	2.9
Whirlpool Corp. (NYSE:WHR)	3.1
Wyndham Worldwide Corporation (NYSE:WYN)	4.8
Xerox Corporation (NYSE:XRX)	3.2
Xylem Inc. (NYSE:XYL)	1.4
Yum! Brands, Inc. (NYSE:YUM)	1.7
Zimmer Biomet Holdings, Inc. (NYSE:ZBH)	6.9
Zoetis Inc. (NYSE:ZTS)	3.2

Source: CapitalIQ (accessed on August 27, 2015)

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